LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

04054160

30 November 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 29 November 2004, Re: Voluntary Winding-up of Huangshi Heilen Pharmaceutical Co Ltd; and

2) Financial Results dated 29 November 2004, Re: Quarterly Report for the financial period ended 30 September 2004.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **29/11/2004 05:51:26 PM**
Reference No **LI-041129-62581**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Voluntary Winding-up of Huangshi Heilen Pharmaceutical Pte Ltd

* **Contents :-**

The Board of Directors of Lion Industries Corporation Berhad ("LICB") wishes to announce the completion of the voluntary winding-up of Huangshi Heilen Pharmaceutical Co Ltd ("Huangshi"), a 60% owned subsidiary of Lion Biotech Pte Ltd, which is in turn a 51% owned subsidiary of LICB ("Huangshi Winding-up") and hence Huangshi has ceased to be a subsidiary of LICB.

LICB had on 26 April 2001 announced the commencement of the voluntary winding-up proceedings of Huangshi by the Huangshi Middle Court.

The Huangshi Winding-up does not have any material impact on the earnings and net tangible assets of the LICB Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

29 NOV 2004

Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 29/11/2004 04:20:33 PM
Reference No LI-041129-DD25E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	LION INDUSTRIES CORPORATION BERHAD
* Stock name	:	LIONIND
* Stock code	:	4235
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : 30/09/2004

*** Quarter** : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : 30/06/2005

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB.xls LICB-A1.xl LICB-A2a.rtf LICB-A2b.rtf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2004**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/09/2004	30/09/2003	30/09/2004	30/09/2003
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

29 NOV 2004

1	Revenue	1,084,060	904,707	1,084,060	904,707
2	Profit/(loss) before tax	276,858	57,421	276,858	57,421
3	Profit/(loss) after tax and minority interest	231,181	27,672	231,181	27,672
4	Net profit/(loss) for the period	231,181	27,672	231,181	27,672
5	Basic earnings/(loss) per share (sen)	34.04	4.07	34.04	4.07
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	2.8200	2.4800

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2004	30/09/2003	30/09/2004	30/09/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	149,203	88,895	149,203	88,895
2	Gross interest income	5,194	9,416	5,194	9,416
3	Gross interest expense	37,691	42,547	37,691	42,547

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

29 NOV 2004

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

First Quarter Ended

30 September 2004

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2004
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	CURRENT YEAR QUARTER 30/9/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2003 RM'000	CURRENT YEAR TO DATE 30/9/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2003 RM'000
Revenue		1,084,060	904,707	1,084,060	904,707
Operating expenses		(934,890)	(816,022)	(934,890)	(816,022)
Other operating income		33	210	33	210
Profit/(Loss) from operations		149,203	88,895	149,203	88,895
Finance costs		(37,691)	(42,547)	(37,691)	(42,547)
Share in results of associated companies		160,152	1,657	160,152	1,657
Income from other investments		5,194	9,416	5,194	9,416
Profit/(Loss) before taxation		276,858	57,421	276,858	57,421
Taxation	17	(42,398)	(15,618)	(42,398)	(15,618)
Profit/(Loss) after taxation		234,460	41,803	234,460	41,803
Minority interests		(3,279)	(14,131)	(3,279)	(14,131)
Net profit/(loss) for the period		231,181	27,672	231,181	27,672
Earnings/(Loss) per share (sen):	25				
- Basic		34.04	4.07	34.04	4.07
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

Interim report for the first quarter ended 30 September 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/9/2004 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2004 RM'000
Property, plant and equipment		2,083,841	2,069,109
Investment property		109,315	109,315
Forest concessions		309,029	311,728
Plantation development expenditure		142,193	140,824
Property development projects		88,912	90,134
Investment in associated companies		505,181	354,177
Long-term investments		359,461	356,902
Deferred tax assets		33,457	33,457
Intangible assets		332,155	337,082
Current assets:			
- Inventories		774,622	811,845
- Short-term investments		32,839	32,839
- Property development projects		8,674	11,520
- Amount due by contract customers		933	1,014
- Trade receivables		534,204	420,242
- Other receivables, deposits and prepayments		234,631	320,702
- Deposits, cash and bank balances		274,857	251,927
		1,860,760	1,850,089
Current liabilities:			
- Trade payables		274,057	292,657
- Other payables		415,050	507,903
- Amount due to contract customers		951	951
- Short-term borrowings	21	162,274	148,287
- Bonds and USD Debts	21	113,967	115,120
- Tax liabilities		38,290	36,866
		1,004,589	1,101,784
Net current assets / (liabilities)		856,171	748,305
		4,819,715	4,551,033
Share capital		679,235	679,235
Reserves		1,565,276	1,343,966
Shareholders' funds		2,244,511	2,023,201
Minority interests		407,223	406,238
Long-term borrowings	21	1,547,750	1,518,349
Bonds and USD Debts	21	402,954	394,375
Deferred tax liabilities		127,175	107,443
Deferred payables		90,102	101,427
		4,819,715	4,551,033
Net tangible assets per share (RM)		2.82	2.48

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

Interim report for the first quarter ended 30 September 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Profit/(Loss) RM'000	Total RM'000
30 September 2004							
Balance at 1 July 2004		679,235	515,190	828,679	56,058	(55,961)	2,023,201
Amortisation for the period		-	-	(8,764)	-	-	(8,764)
Currency translation differences		-	-	-	(1,107)	-	(1,107)
Net profit for the period		-	-	-	-	231,181	231,181
Balance at 30 September 2004		679,235	515,190	819,915	54,951	175,220	2,244,511
30 September 2003							
Balance at 1 July 2003		679,235	515,190	959,449	117,072	(389,740)	1,881,206
Amortisation for the period		-	-	(9,734)	-	-	(9,734)
Currency translation differences		-	-	-	(1,212)	-	(1,212)
Net profit for the period		-	-	-	-	27,672	27,672
Balance at 30 September 2003		679,235	515,190	949,715	115,860	(362,068)	1,897,932

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

Interim report for the first quarter ended 30 September 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR-TO-DATE 30/9/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2003 RM'000
OPERATING ACTIVITIES			
Profit before taxation		276,858	57,421
Adjustments for:			
Non-cash items (mainly depreciation)		31,993	42,099
Non-operating items (mainly associates' results & finance costs)		(127,655)	31,474
Operating profit before changes in working capital		181,196	130,994
Changes in working capital:			
Net changes in current assets		12,474	(50,742)
Net changes in current liabilities		(124,824)	17,211
Others (mainly tax paid)		(12,096)	(11,190)
		56,750	86,273
INVESTING ACTIVITIES			
Deposits received from proposed disposal of brewery division		-	199,880
Proceeds from disposal of investment property		-	158,800
Proceeds from disposal of investments		-	5,787
Others (mainly purchase of property, plant and equipment)		(44,519)	(36,287)
		(44,519)	328,180
FINANCING ACTIVITIES			
Dividend paid to shareholders	7	-	-
Bank borrowings		2,968	(150,396)
Redemption/repayment of Bonds and USD Debts		(1,886)	(23,146)
Others (mainly interest paid)		(3,423)	(20,835)
		(2,341)	(194,377)
Net changes in cash & cash equivalents		9,890	220,076
Effects of exchange rate changes		-	-
Cash & cash equivalents at beginning of the year		197,125	284,382
Cash & cash equivalents at end of the year		207,015	504,458

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **Accounting policies and methods of computation**

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2004.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2004 except for the adoption of the new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. **Qualification of audit report**

There were no audit qualifications on audit report of the preceding audited financial statements.

3. **Seasonality or cyclicality**

The operations of the Group are not subjected to material seasonal or cyclical effects except for the timber extraction which is normally reduced during the wet weather seasons between October and February.

4. **Unusual items**

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. **Material changes in estimates**

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. **Debt and equity securities**

During the financial year-to-date, the Group has redeemed/repaid part of its Bonds and USD Debts amounting to RM2 million.

Other than the above; there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. **Dividend paid**

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Total Sales RM'000	Inter-Segment Sales RM'000	External Sales RM'000	Segment Results RM'000
Steel	888,009	(6,820)	881,189	126,240
Timber extraction and pulp and paper	106,254	-	106,254	18,087
Building materials	57,904	-	57,904	935
Property and construction	16,350	(786)	15,564	5,508
Others	23,149	-	23,149	(664)
	1,091,666	(7,606)	1,084,060	150,106
Unallocated costs				(903)
Profit from operations				149,203
Finance costs				(37,691)
Share in results of associated companies				160,152
Income from other investments				5,194
Profit before taxation				276,858

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendment from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date.

12. Changes in contingent liabilities or contingent assets

The contingent liabilities or contingent assets of the Company's listed subsidiary, Lion Forest Industries Berhad ("Lion Forest") are reported in the Interim Report of Lion Forest.

Other than the above, there were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

The Group recorded another set of encouraging results for the current quarter under review with higher revenue and profit. Demand for hot briquetted iron ("HBI") for the quarter remained strong and this has mitigated the lower performance by the long products division. In addition, the gain recognised during the quarter on the disposal of the brewery business by its associated company has further enhanced the Group's earnings.

14. Comparison with the preceding quarter's results

	Current Quarter 30/9/2004 RM'000	Previous Quarter 30/6/2004 RM'000
Net profit for the period ("Earnings")	231,181	65,645
Less : Non-recurring items:		
- Gain on disposal of brewery operations (included in associates' results)	135,200	-
- Provision for impairment in value of investment property	-	(17,000)
	135,200	(17,000)
Operating Earnings	95,981	82,645
Operating Earnings per share (sen)	14.13	12.17

After excluding the non-recurring items, the Group's operating Earnings have improved to RM96 million for the quarter under review. Steel and timber products remain the major contributors to the Group's profitability.

15. Prospects

Profit contribution from the Timber Division is expected to be lower in the next quarter due to the planned paper plant shutdown for its annual maintenance in October whilst keen competition is anticipated for the long product operations. Hence, the Board expects a lower operational profit for the Group in the coming quarter.

16. Profit forecast / profit guarantee

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2004	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2003	CURRENT YEAR TO DATE 30/9/2004	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2003
In respect of current period:	RM'000	RM'000	RM'000	RM'000
- income tax:				
- Malaysia	13,518	4,681	13,518	4,681
- Overseas	-	5,121	-	5,121
- deferred tax	19,732	4,842	19,732	4,842
	33,250	14,644	33,250	14,644
Associated companies	9,148	974	9,148	974
	42,398	15,618	42,398	15,618

After excluding the gain on disposal of brewery operations (included in associates' results) which is not subject to tax, the effective tax rate of the Group is higher than the statutory tax rate as the taxation charge is in respect of certain profitable subsidiary companies which for tax purposes cannot be set off against the losses incurred by the remaining subsidiary companies within the Group.

18. Unquoted investments and/or properties

There were no material sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities (excluding investment in associated company) as at end of the reporting period are as follows:

	RM'000
At cost	150,615
At book value	125,615
At market value	29,122

20. Status of corporate proposals

Date of Announcement	Subject	Status
23.8.2004 and 9.11.2004	(i) Proposed disposal by Lion Klang Parade Bhd ("LKPB") of its shopping complex known as Klang Parade for a cash consideration of RM107.651 million ("Proposed Disposal of Klang Parade").	The Proposed Disposal of Klang Parade is replaced by the Proposed Disposal of LKPB.
	(ii) Proposed disposal by the Company of its 100% equity interest in LKPB for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value of RM109.642 million to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH on completion ("Proposed Disposal of LKPB").	Pending approvals of : a) Foreign Investment Committee; b) Bank Negara Malaysia; c) Lenders of the Company; and d) Any other relevant authorities, if required.
The status of corporate proposals of the Company's listed subsidiary, Lion Forest is reported in the Interim Report of Lion Forest.		

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows:

	Short-Term RM'000	Long-Term RM'000	Total RM'000
Bank Borrowings			
Secured	136,166	1,545,148	1,681,314
Unsecured	26,108	2,602	28,710
	162,274	1,547,750	1,710,024
Bonds and USD Debts			
Secured	113,967	402,954	516,921
	276,241	1,950,704	2,226,945

	Foreign Currency '000	RM'000
The Group's borrowings and debt securities are denominated in the following currencies:		
- Ringgit Malaysia	-	1,315,279
- US Dollar	238,040	904,551
- Chinese Renminbi	15,500	7,115
		2,226,945

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

The material litigations of the Company's listed subsidiary, Lion Forest are reported in the Interim Report of Lion Forest.

Other than the above, there were no material litigations since the last annual balance sheet date.

24. Dividend

The Board does not recommend any interim dividend for the financial quarter ended 30 September 2004.

25. Earnings / (Loss) per share

Basic

Earnings/(Loss) per share is calculated by dividing the Group's profit/loss after tax and minority interests by the weighted average number of ordinary shares in issue of 679.2 million (2003 : 679.2 million).

Fully diluted

The fully diluted earnings/(loss) per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. Status of conditions imposed by the Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the group wide restructuring scheme ("GWRS") which included the requirements to disclose the following:

i) Status of the Proposed Divestment Programme

Please refer to Appendix 1.

ii) Status of the issues affecting the joint-venture operations in the People's Republic of China

Please refer to Appendix 2.

Proposed Divestment Programme ("PDP")
Interim Report for the First Quarter Ended 30 September 2004

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales			Sale Proceeds Received				
		Up to December 2003	Current Year (Jan-Dec 04)		Up to December 2003	Current Year (Jan - Dec 04)			
			Current Quarter	Year-To-Date		Actual Received in		Projected to Dec 04	Projected Full Year
						Current Qtr	YTD		
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million (a)	RM'million (b)	RM'million (a)+(b)
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
By December 2003									
Office block	12.6	11.0	-	-	11.0	-	-	-	-
Shares in unlisted companies, industrial land, factories and shoplots in Parade and shopping centre **	161.7	-	-	7.4	-	-	7.4	154.3	161.7
	174.3								
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	-	-	-	-	-	-	45.4	45.4
By December 2005									
Shares in unlisted company, factories and apartment	9.7	-	-	-	-	-	-	-	-
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre	278.0	-	-	-	-	-	-	-	-
Total	541.3	44.9	-	7.4	44.9	-	7.4	199.7	207.1

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

No transactions were completed during the quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the Bonds and USD Debts.

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION INDUSTRIES CORPORATION BERHAD ("LICB") IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC")

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 12 November 2004
1.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Economic Commission) ("**MOC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, the PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of the LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co. from MOC in Beijing through the provincial MOC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The provincial MOC had requested the JV Co. to rely on the letter of approval dated 11 September 1995 from the provincial MOC, in that the capital of the JV Co. has been properly approved. It is the duty of the provincial MOC to apply for endorsement from the MOC in Beijing. The LICB Group expects to obtain the endorsement by 28 February 2005. The Management of the LICB Group will closely monitor the development and endeavour to resolve this issue within the aforesaid time.

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 12 November 2004
2.	Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint-venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of the LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to the JV Co.	The Management of the LICB Group is in the process of procuring HZJ to transfer the ownership of the POR to the JV Co. by 28 February 2005. The Management of the LICB Group will closely monitor the development and endeavour to resolve this issue within the aforesaid time.
3.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of the LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC with the relevant authorities.	The Management of the LICB Group is in the process of procuring HZJ to obtain the approval for the lease by 28 February 2005. The Management of the LICB Group will closely monitor the development and endeavour to resolve this issue within the aforesaid time.

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT VENTURE COMPANIES OF AMSTEEL CORPORATION BERHAD ("AMSTEEL") IN THE PRC

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 12 November 2004
1.	Land Use Right(s) for land ("**LUR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint-venture agreement.	Xian Lucky King Parkson Co Ltd (Amsteel Group's equity holding : 51%)*	The Management of the Amsteel Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The LUR certificate has been issued and the Management of the Amsteel Group is liaising very closely with LFXR to register the LUR certificate in the name of the JV Co. The JV Co expects to procure the registration by 28 February 2005. The Management of the Amsteel Group will closely monitor the development and will endeavour to resolve this issue within the aforesaid time.
2.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building ("**POR**") certificate in its favour for property leased by the PRC Party to the JV Co. or the lease of the LUR or POR to the JV Co. has not been registered with the relevant authorities in the PRC.	Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%)*	The Management of the Amsteel Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No. 31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	SHC will endeavour to transfer the POR certificate in its favour by 28 February 2005. The Management of the Amsteel Group will closely monitor the development and will endeavour to resolve this issue within the aforesaid time. In the meantime, SHC had issued a letter dated 20 February 2004 to confirm that the JV Co. may use the POR pending the said transfer.

* *As from 1 June 2004, these JV Cos became the subsidiaries of Lion Diversified Holdings Berhad ("LDHB") following the disposal of the entire equity interests in the companies holding interests in the said JV Cos ("Disposed Companies") to LDHB. The respective vendors of the Disposed Companies had undertaken to the Securities Commission ("SC") that they shall indemnify LDHB for any losses incurred by LDHB as a result of any non-compliance with the laws and regulations of the PRC.*